SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market– IR 18/15

Renewal of Copel Distribuição S.A.’s Concession Agreement

Companhia Paranaense de Energia – Copel, pursuant to CVM Instruction 358/2002, hereby informs the market in general that today its shareholders, gathered at the 192nd Extraordinary Shareholders’ Meeting, supported by a recommendation of the Board of Directors, issued at its 140th Meeting, decided to approve the execution of the fifth amendment to Public Electricity Distribution Service Concession Agreement no. 46/1999 of Copel Distribuição S.A.

The new concession agreement, with a thirty-year term, imposes efficiency conditions on the distribution company that are treated in two dimensions: service quality and economic-financial sustainability. Noncompliance with the conditions for two consecutive years or any of the limits at the end of the first five years will result in the cancellation of the concession. As of the sixth year after the execution of the agreement, noncompliance with the quality criteria for three consecutive years or the economic-financial sustainability criteria for two consecutive years will result in the opening of the caducity process.

Additionally, non-compliance with the global collective continuity indicator targets for two consecutive years or three times in five years may lead to restrictions in the payment of dividends and/or interest on equity, while non-compliance with the economic-financial sustainability indicators may cause the need for capital contributions by the controlling shareholders. The table below presents the targets defined for Copel Distribuição in the first five years after renewal.

Year	Economic and Financial Management	Quality (Limit Established) 1
		DECi²	FECi²
2016		13.61	9.24
2017	EBITDA ≥ 0	12.54	8.74
2018	EBITDA (-) QRR³ ≥ 0	11.23	8.24
2019	{Net Debt / [EBI TDA (-) QRR³]} ≤ 1 / (0.8 * SELIC4)	10.12	7.74
2020	{Net Debt / [EBI TDA (-) QRR³]} ≤ 1 / (1.11 * SELIC4)	9.83	7.24

1 According to Aneel’s Technical Note No. 0335/2015
² DECi – Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi – Equivalent Frequency of Interruption Caused by Internal Source per Consumer Unit.
³ QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. This is the value defined in the most recent Periodical Tariff Review (RTP), plus the General Market Price Index (IGP-M) between the month preceding the RTP and the month preceding the twelve-month period of the economic and financial sustainability measurement.
4 Selic: limited to 12.87% p.y.

Notice to the Market– IR 18/15

The decision to approve the execution of the fifth amendment to Copel Distribuição’s concession agreement is based on the implementation of initiatives leading to the concrete possibility of achieving the quality and economic-financial sustainability targets, mainly supported by (a) an investment program focused on automation and new technologies, especially in the rural segment, (b) the full application of the tariff adjustments approved by the Brazilian Electricity Regulatory Agency - Aneel, and (c) the implementation of the corporate governance structure to be defined by the regulatory agency, ensuring Copel Distribuição's shielding and individualization.

Curitiba, December 2, 2015.

Gilberto Mendes Fernandes

Chief Corporate Management Officer interim as Chief Financial and Investor Relations Officer

For additional information, please contact Copel’s Investor Relations Team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 2, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.